SECU 05038163 ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Walter J. Dowd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, Suite 3501
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael D. Berger 212-847-2477
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yodice and Company, P.C.
(Name – *if individual, state last, first, middle name*)

1259 Route 46, Bldg 1 (Address) Parsippany, (City) NJ (State) 07054-4996 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/05

NAME OF ORGANIZATION: WALTER J. DOWD, INC.

ADDRESS: 60 Broad Street, Suite 3501, New York, NY 10004

DATE: DECEMBER 31, 2004

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET, 20TH FLOOR
NEW YORK, NY 10005

ATTN: Member Firms Department

Sir/Madam:

WE, THE UNDERSIGNED members or allied members of Walter J. Dowd, Inc. have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of DECEMBER 31, 2004 represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.

Brendan Dowd

Gordon Charlop

Michael D. Berger

Warren Meyers

John R. Colvin

OATH OR AFFIRMATION

I, **Michael Berger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walter J. Dowd, Inc.**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

Notary Public

LINDA GETZONE
Notary Public, State of New York
No. 01GE4851342
Qualified in New York County
Commission Expires April 17, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietor's Capital
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and under the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

INDEX

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Walter J. Dowd, Inc.
60 Broad Street, Suite 3501
New York, NY 10004

We have audited the accompanying statement of financial condition of Walter J. Dowd, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walter J. Dowd, Inc. at December 31, 2004, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information, as well as the information contained in Schedule 4, has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yodice and Company, P.C.

Yodice and Company, P.C.
Parsippany, New Jersey

February 11, 2005

WALTER J. DOWD, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$ 251,610	
Due from Clearing Broker	216,413	
Commissions Receivable	750,459	
Prepaid Expenses and Other Current Assets	143,683	
Total Current Assets		$ 1,362,165
NON-CURRENT ASSETS:		
Commodity Exchange Membership	10,000	
Furniture and Equipment - Net of Accumulated Depreciation of $61,881	3,247	
Security Deposit	10,209	
		23,456
		$ 1,385,621

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Accrued Expenses	$ 165,664	
Taxes Payable	22,789	
Deferred Taxes Payable	66,000	
Total Current Liabilities		$ 254,453
COMMITMENTS		
STOCKHOLDERS' EQUITY:		
Common Stock, No Par Value 200 Shares Authorized, 35 Shares Issued and 25 Shares Outstanding	201,000	
Additional Paid-In Capital	514,674	
Retained Earnings	790,494	
Less: Treasury Stock, 10 Shares at Cost	(375,000)	
		1,131,168
		$ 1,385,621

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE; COMMISSIONS	$ 8,702,876
EXPENSES:	
Floor Brokerage Exchange and Clearance Charges	908,010
Other Operating Expenses (Schedule 4)	7,744,891
	8,652,901
INCOME FROM OPERATIONS	49,975
OTHER INCOME; Interest and Dividends	1,024
INCOME BEFORE INCOME TAXES	50,999
INCOME TAXES	86,545
NET (LOSS)	($ 35,546)

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance, January 1, 2004	$ 201,000	$ 514,674	$ 826,040	($ 375,000)	$ 1,166,714
Net Loss	-	-	(35,546)	-	(35,546)
Balance, December 31, 2004	$ 201,000	$ 514,674	$ 790,494	($ 375,000)	$ 1,131,168

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2004

NONE

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net (Loss)	($ 35,546)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	3,017
Security Deposit Applied to Rent	13,831
Deferred Income Tax (Credit)	(11,200)
(Increase) Decrease in:	
Due from Clearing Broker	(86,320)
Commissions Receivable	9,179
Prepaid Expenses and Other Current Assets	110,970
Increase (Decrease) in:	
Accounts Payable and Accrued Expenses	(163,528)
Taxes Payable	21,723
NET CASH USED IN OPERATING ACTIVITIES	(137,874)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Reduction in Cash Overdrawn	(417,574)
NET CASH (USED) IN FINANCING ACTIVITIES	(417,574)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(555,448)
CASH AND CASH EQUIVALENTS, Beginning of Year	807,058
CASH AND CASH EQUIVALENTS, End of Year	$ 251,610

SUPPLEMENTAL CASH FLOWS INFORMATION:

Cash Paid for Income Taxes	$ 76,022
Cash Paid for Interest	$ 0

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1: ORGANIZATION AND OPERATIONS

The Corporation was formed on December 16, 1975 under the laws of the State of New York for the purpose of operating as a broker-dealer. The Corporation is a member of the New York Stock Exchange, Inc. The Corporation leases seats on the floor of the New York Stock Exchange and owns a commodity membership on the Dublin Commodities Exchange. Its customer base extends throughout the United States, Canada and Europe, with an approximately 75% concentration in the eastern region of the United States.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Furniture and Equipment:
Furniture and Equipment is stated at cost. Depreciation is provided using the straight line method over a period of 5 years. Expenditures for major renewals and betterments that extend the useful lives of furniture and equipment are capitalized. Expenditures for maintenance and repair are charged to expense as incurred.

Recognition of Income and Expenses:
Customers' securities transactions are recorded on a settlement date basis in accordance with the general practices of the industry, with related income and expenses recorded on a trade date basis.

Income Taxes:
The Company, with the consent of its shareholders, has elected to have its income taxed under Section 1362 of the Internal Revenue Code, which provides that, in lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is presented in these financial statements. This election became effective December 1, 1986. The Company has also elected to be treated as a New York S-Corporation which provides that stockholders are required to report their pro-rata share of S-corporation income on their New York Income Tax returns. The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes", which requires the use of the liability method of accounting for income taxes. The liability method measures deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur.

Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
For the purpose of the statement of cash flows, cash equivalents include time deposits, and all highly liquid debt instruments with original maturities of three months or less.

NOTE 3: CONCENTRATION OF CREDIT RISK

The Company maintains cash balances in several financial institutions. The checking account is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004 $268,058 was uninsured.

NOTE 4: DUE FROM BROKERS AND DEALERS

Commissions receivable from some brokers and dealers clear through LaBranche Financial Services, Inc., and the National Securities Clearing Corporation. A good faith deposit of $100,000 is required to be maintained at LaBranche Financial Services, Inc. Some commissions are paid directly to the Corporation by the broker or dealer clearing the transaction.

NOTE 5: COMMODITY EXCHANGE MEMBERSHIP

This asset represents the cost of a membership on the Dublin, Ireland Commodities Exchange. The seat is currently inactive.

NOTE 6: DEFERRED TAXES PAYABLE

	New York City
Deferred Tax (Liability)	($ 78,800)
Deferred Tax Asset	12,800
Valuation Allowance	0
Net Deferred Tax (Liability) Current	($ 66,000)

NOTE 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital, as defined under SEC Rule 15c3-1, of $868,220, which was $833,500 in excess of its required net capital of $34,720 and the Company's net capital ratio was .59 to 1.

NOTE 8: CASH BALANCE AND PROFIT SHARING PENSION PLANS

Effective January 1, 2003, the Company amended its Profit Sharing Plan (originally effective January 1, 1996). The Profit Sharing Plan was restated to become a qualified "Safe Harbor" 401(K) Plan. The plan covers substantially all full time employees who have completed one year of service. Participants are permitted, in accordance with the provisions of Section 401(K) of the Internal Revenue Code, to contribute up to 50% of their earnings into the plan. The Company is required to make annual contributions equal to at least 3% of eligible compensation. The Company may also make additional discretionary contributions as determined by the Board of Directors, not to exceed the maximum allowable deduction permitted under the Internal Revenue Code at the time of the contribution. Company required contributions are immediately 100% vested. Discretionary contributions are 100% vested after six years of service. Total contributions for the year ended December 31, 2004 were $178,693, consisting of $61,026 of required contributions and $117,667 of discretionary contributions. Contributions of $95,709 were funded by forfeitures. The net contribution of $82,984 is included in expense for year ended December 31, 2004.

Effective January 1, 2003, the Company adopted a Cash Balance Defined Benefit Plan. The plan covers substantially all full time employees who have completed one year of service, except for non-shareholder highly compensated employees. A highly compensated employee is one who has earned at least $90,000 (to be increased in the future) in the prior calendar year. To accrue a benefit, a participant must meet annual service requirements. Benefits accrue in an amount equal to 5% of the eligible participants' compensation, except for shareholders, who are credited with fixed annual amounts based on age. In addition, interest credits accrue each year in amounts equal to the average 30 year Treasury rate during the November preceding the plan year multiplied by the participants' cash account balances as of December 31 of the prior year. The plan has assets in excess of its projected benefit obligation as of December 31, 2004 in the amount of $6,995 which are included in prepaid expenses. Net benefit cost included in expense for the year ended December 31, 2004 is $168,797.

The following information is provided in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87) "Employers' Accounting for Pensions":

Components of net benefit cost	
Service Cost	$ 173,565
Interest Cost	9,651
Actual Return on Plan Assets	(9,535)
Unrecognized Net Loss	(4,884)
Net Pension Enhancement and Curtailment/Settlement Expense	0
Net Benefit Cost	$ 168,797

Changes in benefit obligation *(Projected Benefit Obligation as defined by SFAS 87)*	
Benefit Obligation on January 1, 2004	$ 174,363
Service Cost	173,565
Interest Cost	9,651
Actuarial Loss/(Gain)	1,104
Benefits Paid	0
Other	0
Benefit Obligation at December 31, 2004	$ 358,683

NOTE 8 (Continued):

Accumulated benefit obligation	
Vested	$ 350,381
Non-Vested	8,302
Total	$ 358,683
Change in plan assets	
Fair Value at January 1, 2004	$ 176,676
Actual Return on Plan Assets	9,536
Company Contributions	170,997
Benefits Paid	0
Fair Value at December 31, 2004	$ 357,209
Assets in excess of benefit obligation	
Balance at December 31, 2004 (Unfunded)	($ 1,474)
Unrecognized net loss	8,469
Prepaid benefit cost	$ 6,995

Assumptions as of December 31, 2004

Weighted Average Discount Rate = 5.5%
Weighted average Rate of Compensation Increase = 0%
Weighted Average Expected Long-Term Rate of Return on Plan Assets = 5.5%
Weighted Average 30 Year Treasury Rate = 5.5%

The measurement date is December 31, 2004.

It is the policy of the plan sponsor to fund the required contribution of the plan based upon the unit credit actuarial cost method.

Plan Assets

All assets of the cash balance plan have been invested in a group annuity fixed account.

Cash Flows

The Company expects to contribute $171,000 to its cash balance plan in 2005.

The following benefit payments are expected to be paid:

Years ended December 31,	
2005	$ 1,998
2006	0
2007	0
2008	0
2009	0
2010-2015	0
	$ 1,998

NOTE 9: COMMITMENTS

The Company has entered into separate lease agreements for seats on the New York Stock Exchange. One seat is leased from the estate of a former stockholder at the rate of $10,000 per month through September 13, 2005. Another seat is leased under an agreement which expires March 4, 2005 at the rate of $ 15,417 per month. This lease will automatically renew for one year periods at the same lease rate unless otherwise negotiated or terminated within thirty days of the end of that year. Management anticipates that this lease will be renewed. A third seat has been leased for a one year period which expires May 10, 2005 at the rate of $15,750 per month. A fourth seat has been leased for a one year period, which expires August 15, 2005, at the rate of $10,835 per month. A fifth seat has been leased effective September 9, 2004 for a one year period at the rate of $10,417 per month.

For the year ended December 31, 2004, the expense for seat leases was $948,129.

The Company entered into an agreement to sublease office facilities at 60 Broad Street, New York, NY, Suite 3501 with an effective date of April 2, 2002. The sublease agreement expires on January 31, 2005, and initially requires minimum payments of $6,010 for rent and $601 for electric. A security deposit of $24,040 was also required. Rent shall be increased by 2.5% each anniversary of the commencement date of the agreement. Total rent expense for the year ended December 31, 2004 relative to the sublease was $82,149.

The Company has entered into a lease agreement effective February 1, 2005 for the same office facilities. The agreement has been entered into with Wells 60 Broad Street, LLC, the landlord. The agreement expires July 31, 2007 and initially requires minimum payments of $ 6,010 for rent. Rent shall be increased by 2.5% each anniversary of the commencement date of the agreement. A security deposit of $12,629 is also required. The lease has been guaranteed by the five stockholders of the Company.

Future minimum lease payments are as follows:

YEARS ENDED DECEMBER 31,	AMOUNT
2005	$ 72,424
2006	73,773
2007 (Balance)	44,046
	$ 190,243

NOTE 10: INCOME TAXES

New York City does not recognize S-Corporation status. Accordingly, a provision has been made for such taxes based upon the applicable statutory rates. New York State taxes have been provided for utilizing the statutory minimum tax.

The components of the provision for income taxes consists of the following:

	New York State	New York City	Total
Current	$ 425	$ 97,320	$ 97,745
Deferred (Credit)	-	(11,200)	(11,200)
	$ 425	$ 86,120	$ 86,545

Deferred taxes are provided for timing differences between the bases of assets and liabilities for financial statements and income tax purposes. The differences arise primarily from recognition of income and expense under the cash basis for tax purposes and different depreciation methods for financial statement and tax purposes.

The Company's provision for income taxes differs from applying the statutory income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for income tax purposes. The current provision for New York City tax includes the alternative tax whereby the tax is computed based on taxable income and compensation paid to certain stockholders.

WALTER J. DOWD, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

SCHEDULE 1

CREDIT FACTORS:	
Stockholders' Equity	$ 1,131,168
Deferred Taxes Payable Relative to Nonallowable Assets	22,500
Total Credit Factors	1,153,668
DEBIT FACTORS:	
Commissions Receivable	116,976
Prepaid Expenses and Other Current Assets	143,683
Commodity Exchange Membership	10,000
Furniture and Equipment - Net of Accumulated Depreciation	3,247
Security Deposit	10,209
Haircuts on Securities Positions; Money Market Funds	1,333
Total Debit Factors	285,448
Net Capital	868,220
Less: Minimum net capital requirements	
Greater of 6 2/3% of aggregate indebtedness or $5,000	34,720
Remainder: Capital in Excess of all Requirements	$ 833,500

CAPITAL RATIO (maximum Allowance 1500%):

Aggregate Indebtedness	520,761	
	------------	= 59%
Divided by Net capital	868,220	

AGGREGATE INDEBTEDNESS:	
Accounts Payable and Accrued Expenses	$ 165,664
Taxes Payable	22,789
Deferred Taxes Payable	66,000
Guaranteed Seat Leases	266,308
	$ 520,761

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA [UNAUDITED] OF FORM X-17A-5 AS OF DECEMBER 31, 2004):

Net Capital, as Reported in Company's Part IIA FOCUS Report	$ 915,790
(Decrease) in Allowable Credits	(3,495)
Net Audit Adjustments	(44,075)
Net Capital Per Above	$ 868,220

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

WALTER J. DOWD, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

SCHEDULE 2

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(B) of the Rule.

WALTER J. DOWD, INC.

INFORMATION RELATING TO POSSESSIONS OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2004

SCHEDULE 3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemptions appearing in Paragraph (k)(2)(B) of the Rule.

WALTER J. DOWD, INC.
SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2004

SCHEDULE 4

OPERATING EXPENSES:	
Payroll - Officers	$ 3,175,747
Payroll - Others	1,299,256
Payroll Taxes	146,971
Seat Leases	948,129
Advertising and Promotion	4,139
Charitable Contributions	58,498
Commissions	8,465
Communications	112,857
Computer and Data Processing Services	94,658
Continuing Education and Conferences	8,435
Depreciation	3,017
Dues, Regulatory Fees and Registrations	28,409
Insurance	251,513
Meals and Entertainment	364,292
Cash Balance and Profit Sharing Plans	251,781
Office, Stationery and Postage	54,697
Professional Fees	78,913
Rent	82,149
Trade Errors	715,208
Travel	57,757
	$ 7,744,891

See Accompanying Notes to Financial Statements and Independent Auditors' Reports

Yodice and Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1259 Route 46 • Parsippany, New Jersey 07054
(973) 263-8228 FAX: (973) 263-2515

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a -5

Board of Directors and Stockholders
Walter J. Dowd, Inc.
60 Broad Street, Suite 3501
New York, NY 10004

In planning and performing our audit of the financial statements and supplementary schedules of Walter J. Dowd, Inc. (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Yodice and Company, P.C.

Yodice and Company, P.C.
Parsippany, New Jersey

February 11, 2005